SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem's resin sales grow by 6% in 2013

Net Revenue reaches R$41 billion

HIGHLIGHTS:

▶The Brazilian market of thermoplastic resins reached 5.4 million tons, expanding around 8% from 2012. Braskem’s resin sales came to 3.7 million tons, with market share of 68%.

▶In 4Q13, the average cracker capacity utilization rate was 84%, mainly reflecting the scheduled maintenance shutdown at the Camaçari site. In 2013, the average cracker capacity utilization rate was 90%.

▶PP sales volume at Braskem America grew by 7% from 3Q13, reflecting the recovery of the U.S. economy and the good performance of sectors related to consumer goods. In 2013, PP sales volume increased by 3%, positively affected by the production growth, the highest since 2011.

▶Consolidated EBITDA in the last quarter of the year was R$1,175 million. In U.S. dollar, EBITDA was US$521 million, growing approximately 20% from 4Q12 recurring EBITDA.

▶In 2013, Braskem recorded EBITDA of R$4,813 million. The spreads recovery in the international market, the better sales mix, the tax relief on raw material purchases and the controling of costs were the main factors driving this performance. In U.S. dollar, EBITDA was US$2,217 million, increasing by 11% from 2012.

▶In line with the Company's strategy to diversify its feedstock profile and make it more competitive, the construction of the Mexico project continued to advance, with the complex's physical completion reaching 58%. In November, the subsidiary Braskem-Idesa withdrew the second installment of the project finance in the amount of US$547 million. In 2013, withdrawals amounted to US$2,031 million.

▶As part of its commitment to add value to the existing streams, Braskem announced the expansion of one of its polyethylene production lines and the signing of a memorandum of understanding (MOU) with Styrolution for the production of styrenics specialties. These projects also reflect the Company's commitment to developing Brazil's chemical and plastics chain.

▶To meet the region's growing demand and to further strengthen its vinyls chain, Braskem announced that it entered into an agreement with Solvay for the acquisition of the controlling interest in Solvay Indupa, which has 4 plants producing PVC and caustic soda in Brazil and Argentina. With the acquisition, which is still subject to approval by the countries' regulatory agencies, Braskem:

▪  expands by 42% its PVC production in the Brazilian market and increases its capacity in the region to 1,250 kton, making it the fourth largest PVC producer in the Americas;

▪  expands its caustic soda capacity by over 60% to 890 kton.

▶Braskem posted net income for the year of R$507 million and, based on this result, Management  proposal is for a distribution of dividends in the amount of R$483 million.

▶Braskem’s leverage measured by its ratio of net debt to EBITDA in U.S. dollar stood at 2.87x, down 12% from 2012. In Brazilian real, the leverage ratio stood at 3.09x.

MESSAGE FROM MANAGEMENT

In yet another challenging year, the global economy showed signs of recovery, as reflected by the better performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. Meanwhile, China's economy grew in line with market expectations, with the country's GDP expanding 7.7% in 2013. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins1  and main basic petrochemicals2 expanded 28% and 12%, respectively.

In Brazil, GDP growth once again fell short of expectations and is expected to remain at around 2% in 2013. However, the good performance of certain sectors, such as food, infrastructure, automotive and agribusiness and the restocking trend in the chain positively influenced apparent consumption of thermoplastic resins, which grew 8% in relation to 2012.

The Brazillian chemical and petrochemical sector enjoyed an important achievement in 2013. The Government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry's competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit which ended 2013 at US$32 billion.

Braskem, in keeping with its commitment to Brazil's plastic chain and its spirit of serving Clients, in partnership with the manufacturing industry elaborated the Plastic Chain Competitiviness Incentive Plan (PIC). The initiative provides an investment by the Company of up to R$80 million in 2014 as commercial support and structuring actions for the converters, with initiatives that include  stimulus measures for exports of manufactured plastic products, incentives to promote innovation and support for training professionals.

Despite uncertainties regarding the global economic recovery, Braskem invested R$2.7 billion in 2013, of which 50% was allocated to the maintenance and improvement of current assets and 40% to the construction of the integrated petrochemical complex in Mexico, which will play an important role in the Company’s strategy to diversify and secure competitive feedstock sources.

Developed through a joint venture with Mexican group Idesa, the project in Mexico, which will consist of a gas-based cracker and three polyethylene plants, with a production capacity of 1.05 million tons, continued to advance and its physical completion reached 58% by the end of 2013. The project's startup is scheduled for 2015.

A structural initiative for the future of the sector in Brazil, the Rio de Janeiro Petrochemical Complex - COMPERJ - also has the goal of leveraging competitiveness through use of feedstock based on gas, whose production in Brazil is expected to increase with the exploration of the country’s pre-salt oil deposits. The project, which is currently in the study phase, aims to meet the growing demand of thermoplastic resins in Brazil, adding value to the country’s natural resources and support its industrialization process.

Alert to the opportunities provided by the competitiveness of shale gas and aligned with its growth program, Braskem worked together with investors to analyze the feasibility of an integrated project for the production of ethylene in West Virginia state, in the United States, where the Company is already the leader producer in the polypropylene market. If the feasibility of the project called the Appalachian Shale Cracker Enterprise – Ascent - is confirmed, the role of each participant and the business model will be submitted for approval to the boards of directors of the companies. Braskem is expected to preserve its financial capacity to implement other strategic projects in Brazil, in particular COMPERJ.

In December, Braskem signed an agreement with the Belgium-based company Solvay for the acquisition of its controlling interest in Solvay Indupa, which has four plants producing PVC and caustic soda in Brazil and

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% ethylene and propylene, 20% BTX (base Europe)

Argentina. With the acquisition, which is still subject to approval by both countries’ regulatory agencies, Braskem expands its annual PVC production capacity in Brazil by 42% to 1,010 kton and its regional PVC production capacity to 1,250 kton, strengthening its international industrial footprint and becoming the fourth largest PVC producer in the Americas. In the case of caustic soda, Braskem's annual production capacity would reach 890 kton, a growth of over 60%.

Braskem also announced a project to expand and convert one of its polyethylene lines in the state of Bahia to produce metallocene-based LLDPE, which will require investment of R$50 million. The resin, which is based on more modern technology, will supply producers of plastic films.

In line with its strategy to add value to existing streams and strengthen the production chains of the petrochemical complexes, Braskem also signed a memorandum of understanding with Styrolution to assess a joint venture in Brazil in which its equity interest is expected to be 30%. The objective is to produce, in Camaçari, Bahia, styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to replace the imports of these products into the local market.

The implementation of this and other new expansion projects is based on the assumption that the industry will continue to enjoy the guaranteed supply of feedstock at cost conditions that are compatible with global competitive dynamics.

The Company also invested around R$200 million in innovation and technology, which supported the launch of 13 new resins and contributed to the development of new applications for plastic products and to the chain's performance in Brazil.

In terms of the performance of Braskem’s financial indicators, gross revenue was R$48 billion and net revenue was R$41 billion, representing growth of 11% and 13%, respectively, in relation to 2012, with these figures reflecting the Brazilian real depreciation and the recovery in petrochemical prices at the global level.

EBITDA reached R$4.8 billion, increasing 22% on the prior year. The factors that contributed to this performance were: (i) the better sales mix of thermoplastic resins; (ii) the higher contribution margin, which was influenced by the recovery in resin and basic petrochemical spreads in the international market and by the tax relief on feedstock purchases as explained earlier; and (iii) the Brazilian real depreciation.

Net income amounted to R$507 million, reflecting the better operating performance in the period and the adoption, as of May, of hedge accounting, which better translates the effects of exchange rate variation on the Company’s income statement.

Working closely with Clients, decentralized management and a culture of entrepreneurship are fundamental pillars of the Group's culture, which is based on the Odebrecht Entrepreneurial Technology (TEO), with these values also making an important contribution to the results achieved in 2013. Another important factor was the creation of two training programs for process and maintenance engineers in partnership with Petrobras University, whose goal is to develop professionals capable of ensuring competitiveness in industrial processes by, for example, reducing costs and increasing productivity.

In the area of workplace safety, the Injury Frequency Rate with and without Lost Time considering both Members and partners remained stable at 1.04 accidents per million hours worked, in line with last year's performance, which was the best in the Company’s history. Another highlight was the important progress made in carbon management. For the third consecutive year, Braskem was recognized by figuring in the Gold Category of the GHG Protocol and elected the best publicly held corporation in Brazil in carbon management by the Carbon Disclosure Project (CDP) in the categories transparency and performance.

The Company  confirmed its inclusion in the Corporate Sustainability Index (ISE) for the ninth straight year and in the Carbon Efficient Index, both indexes of the BM&FBovespa, and also remained a component of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets). Braskem also received innumerous national and international recognitions, such as one of the best companies in organizational people development and a model company in sustainability by the annual Guia Exame 2013.

In the social dimension of its sustainable development, the Company operates through a set of programs focused on environmental education, social inclusion and promoting culture in local communities, in which it invested close to R$14 million in 2013. Key initiatives include the Ser + Realizador Project, which promotes the social inclusion of recyclable-material collectors; the Conscientious Consumption Learning Network, which provides environmental education to students, and the Fábrica de Florestas   project, which works to recover ecological corridors in the Atlantic Forest.

PERFORMANCE

As a result of the decision to maintain the investments in chemical distribution, which are the assets related to Quantiq, Braskem’s consolidated results reflect the consolidation of its result for 4Q13 and 2013, as well as the restatement of the quarterly and annual financial statements for 2012.

▶  Net Revenue

In 4Q13, Braskem's consolidated net revenue was US$5.0 billion, 8% higher than in the previous quarter. In Brazilian real, net revenue was R$11.4 billion, growing by 7%, which is explained by the consolidation of the results of Quantiq in the amount of R$880 million. Excluding Quantiq’s result and the volume of naphtha/condensate resales from the analysis, net revenue in the last quarter of the year decreased by 3.3% and 2.8% in U.S. dollar and Brazilian real, respectively, reflecting the decrease in total sales volume caused by seasonality and the scheduled maintenance shutdown.

Compared to 4Q12, consolidated net revenue in U.S. dollar grew by 10%. In Brazilian real, net revenue was 22% higher. This performance is explained by the higher sales volume and the impact of the 11% U.S. dollar appreciation between the periods and by the consolidation of the the chemical distribution business result, as mentioned before.

Export revenue in 4Q13 was US$2.1 billion, similar to 3Q13. The higher volume of resales and Braskem America (USA+Europe) offset the reduction in exports from the Polyolefins and Basic Petrochemicals units. In relation to 4Q12, export revenue increased by 9%, reflecting the sales volume growth in the period.

In 2013, consolidated net revenue was US$19 billion, up 3% from the previous year, explained by the higher resin sales volume in the domestic market and the recovery in petrochemical prices in the international market. In Brazilian real, net revenue stood at R$41 billion, increasing 13%, influenced by the 10% appreciation in the U.S. dollar between the periods.

Net revenue from exports was US$8.1 billion, up 2% on 2012. The higher sales volume of basic petrochemicals and the recovery in prices at global level offset the lower resales and resins volumes in the period.

Highlights by Segment

▶  Capacity utilization rate

In Brazil, the reduction in the average capacity utilization of the main products in 4Q13 basically reflects the scheduled shutdown at the Camaçari cracker. The exception was PVC, which returned to high utilization rates after the problems caused by the interruption in power supply and the anticipation of the scheduled maintenance shutdown in 3Q13.

In 2013, Braskem's capacity utilization rates remained at high levels.

▶  Polyolefins

Brazilian market: the polyolefins (PE and PP) market reached 1 million tons in 4Q13, virtually in line with 3Q13, a quarter when demand was affected from the chain inventory rebuilding during the first half of the year. The stability observed in the last quarter also reflects the opportunistic entry of PE imports in October, given the expiration of the additional PE import tariff. Compared to 4Q12, the market grew by 6%, positively affected by the performance of the agricultural and construction sectors.

Production: production amounted to 1,014 kton, down 5% from 3Q13, explained by the scheduled maintenance shutdown at the Camaçari cracker. In relation to 4Q12, production increased by 4%.

Domestic sales: Braskem’s sales in 4Q13 totaled 740 kton, declining 2% from 3Q13, in line with quarter seasonality. Market share contracted by 3 p.p. to 72%, explained by the opportunistic entry of imported materials, as noted above. Compared to 4Q12, domestic sales grew by 2%.

Export sales: in 4Q13, exports were 283 kton, down 7% from 3Q13, influenced by the lower production volume and weaker demand in the region. Compared to 4Q12, sales increased by 7%.

In 2013, domestic demand for polyolefins (PE and PP) was 4.1 million tons, increasing 7% from 2012, driven by  (i) the retail, automotive, food, construction and agribusiness sectors; and (ii) the opportunistic entry of imported material. Meanwhile, Braskem’s sales grew by 5% to 3.0 million tons, with its market share in the year at 74%.

Responding to the stronger domestic demand, export sales decreased by 15% in relation to 2012.

▶  Vinyls

Brazilian market: PVC demand in 4Q13 came to 313 kton, increasing 3% from the prior quarter, reflecting the restocking trend in the period and the expectations of a continuous growth in the construction sector. Compared to 4Q12, PVC demand grew by 16%.

Production: PVC production volume reached 159 kton, reflecting the normalization of utilization rates at its units, which had been impacted by the power interruption and the anticipation of the scheduled maintenance shutdown in 3Q13. Caustic soda production was 102 kton, down 6% from the prior quarter, reflecting the scheduled shutdown at the Alagoas plant.

In relation to 4Q12, PVC production increased by 22%, due the additional output provided by the Alagoas plant. Meanwhile, caustic soda production decreased by 6%, as explained above.

Domestic sales: the higher supply supported growth of 14% in Braskem’s PVC sales compared to the previous quarter to reach 166 kton. Market share expanded by 5 p.p. to 53% in 4Q13. Compared to 4Q12, PVC sales grew by 16%.

Caustic soda sales volume decreased 11% from 3Q13, when imports occurred to take advantage of opportunities in the local market. Compared to 4Q12, caustic soda sales fell by 9%.

In 2013, Brazilian PVC demand was close to 1.3 million tons, increasing 12% on the previous year, driven by the performance of the construction sector and by the chain’s inventory rebuilding. Due to the higher production volume (new plant in Alagoas), Braskem’s sales followed this trend to reach 637 kton ending the year with 50% of market share.

Sales of caustic soda reached 469 kton, virtually stable compared to 2012. The lower production volume, which was affected by scheduled and unscheduled maintenance shutdowns, was offset by imports to take advantage of opportunities in the domestic market.

▶  Basic Petrochemicals

In 4Q13, ethylene production reached 795 kton, down 8% from 3Q13, explained by the scheduled maintenance shutdown at the Camaçari plant. Compared to 4Q12, production volume increased by 3%.

Performance (tons)	4Q13	3Q13	4Q12	Change (%)	Change (%)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	795,483	865,868	770,887	(8)	3	3,372,825	3,329,758	1
Propylene	348,251	392,956	341,299	(11)	2	1,505,595	1,472,488	2
Butadiene	96,116	88,129	95,047	9	1	389,854	355,703	10
BTX*	257,357	309,332	293,201	(17)	(12)	1,217,831	1,246,517	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's total sales were 224 kton, or 7% lower than in 3Q13, reflecting the scheduled shutdown and the quarter seasonality. Compared to 4Q12, sales volume increased by 1%.

Butadiene: sales in 4Q13 came to 95 kton, growing 6% from the prior quarter, driven by the recovery in global demand. In relation to 4Q12, sales volume decreased 5%.

BTX: aromatics sales volume declined 27% from 3Q13 to 218 kton, explained by scheduled and unscheduled maintenance shutdowns. Compared to 4Q12, sales volume was 22% lower, due to the same factors.

Performance (tons)	4Q13	3Q13	4Q12	Change (%)	Change (%)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	224,041	240,824	221,123	(7)	1	924,435	934,640	(1)
Butadiene	95,334	90,322	100,070	6	(5)	381,764	357,001	7
BTX*	218,165	299,025	281,268	(27)	(22)	1,036,147	1,059,479	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In a year in which the petrochemical complexes operated at an average utilization rate of 90%, Braskem posted record-high ethylene production of 3.4 million tons. The impacts from the scheduled maintenance shutdown in one of the cracker lines at Camaçari and the interruption in production caused by power outages in August were offset by the higher utilization rates in the first half of 2013.

Ethylene and propylene sales amounted to 924 kton, similar to 2012. Butadiene sales increased 7%, reflecting the startup, in June 2012, of the 100-kton capacity-expansion project. BTX sales, however, fell 2%, due to the reduction in production volumes in the period.

▶  Braskem America (USA and Europe)

Market: U.S. demand for PP remained at good levels, reflecting the stability in the price of raw material. In Europe, the PP market expanded by 2%, reflecting the recovery in demand after the end of the holiday season.

Compared to 4Q12, demand grew by 5% and 6% in the United States and Europe, respectively, reflecting the improvement in U.S. economic indicators and the signs of recovery in the euro zone.

Production: production in 4Q13 was 463 kton, growing by 6% from 3Q13, when production was impacted by a scheduled maintenance shutdown and the seasonally weaker demand in Europe. Compared to 4Q12, production grew by 5%.

Sales: in the fourth quarter, sales came to 463 kton, increasing 7% and 4% from 3Q13 and 4Q12, respectively, driven by the better performance of the U.S. and European economies.

Performance (tons)	4Q13	3Q13	4Q12	Change (%)	Change (%)	2013	2012	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	462,719	432,208	443,571	7	4	1,790,693	1,744,104	3
Production
PP	463,372	438,160	441,978	6	5	1,785,938	1,756,732	2

The gradual improvement in the economic environment in the United States and euro zone had positive impacts on the International Business unit (i.e., the operations in the United States and Europe), which recorded PP sales volume of 1.8 million tons in the year, up 3% on 2012.

Another highlight was the average utilization rate of 91% in 2013, 2 p.p. higher than in the previous year, which is explained by continuous improvement in the operational management of assets and  the international scenario. As a consequence, the production volume of PP reached 1,786 kton, the highest since 2011.

▶ Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 4Q13 amounted to R$10.0 billion, increasing 11% on the prior quarter. Excluding the consolidation of Quantiq, COGS increased by 3%. The lower sales volume was partially offset by (i) the increase in the ARA naphtha price reference for domestic supply (three month moving average) to US$914/ton, compared to US$853/ton in 3Q13; and (ii) the increase in the gas price in the international market.

Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. The ARA naphtha price, which is the reference for imported naphtha, stood at US$929/ton in the quarter, increasing 2% from the previous quarter (US$907/ton).

Regarding the average gas price, the Mont Belvieu reference prices for ethane and propane increased by 5% and 16% to US$26 cts/gal (US$194/ton) and US$120 cts/gal (US$625/ton) from 3Q13, respectively, reflecting the harsh winter in the United States. Meanwhile, the USG propylene price reference averaged US$1,503/ton in the period, virtually stable compared to the prior quarter.

Compared to 4Q12, COGS increased 20%, reflecting primarily (i) the 22% increase in the average price of USG propylene; (ii) the 11% U.S. dollar appreciation, which generated a negative impact of R$850 million; and (iii) the full consolidation of Quantiq in 4Q13; with these factors partially offset by the tax relief for raw material purchases.

In 2013, Braskem's cost of goods sold (COGS) amounted to R$36 billion, increasing 10% on the prior year, basically due to (i) the higher sales volume of resins and basic petrochemicals; and (ii) the 10% U.S. dollar appreciation between the periods, which generated a negative impact of R$2.9 billion. The higher costs were partially offset by the lower naphtha price in the international market and by the reduction in the PIS and COFINS tax rates on raw material purchases that began to be recorded in mid-May.

▶  Selling, General and Administrative Expenses (SG&A)

Selling, General and Administrative Expenses  amounted to R$650 million in 4Q13, increasing R$108 million on the prior quarter, which is due the R$97 million impact from the consolidation of the chemical distribution assets. In relation to 4Q12, SG&A expenses increased by R$70 million or 12%, explained by the same reason.

Selling Expenses amounted to R$272 million. Excluding the effects from Quantiq, these expenses were R$251 million or 4% higher than in 3Q13, due to the payment of expenses with warehousing and demurrage. On the same basis and in relation to 4Q12, selling expenses decreased by R$24 million.

General and Administrative Expenses in the quarter were R$378 million, up 26% from 3Q13, explained by the R$76 million impact from the consolidation of the chemical distribution assets. Compared to 4Q12, G&A expenses increased by R$79 million.

In 2013, Selling, General and Administrative expenses came to R$2.2 billion, virtually in line with 2012, reflecting Braskem’s efforts to manage its costs.

▶  EBITDA

Braskem’s consolidated EBITDA1 in 4Q13 amounted to R$1,175 million or US$521 million, decreasing by 29% and 28%, respectively, in relation to 3Q13. EBITDA margin excluding naphtha resales stood at 10.7%, contracting by 5.8 p.p.. The main factors contributing to this performance were (i) the lower total sales volume; (ii) the higher feedstock costs, as previously explained; (iii) the nonrecurring negative impact of R$49 million related to the recognition of a labor claim on the payment of overtime in the industrial operations; partially offset by the result posted by Quantiq of R$35 million.

1 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

Compared to 4Q12, EBITDA decreased by R$224 million. Excluding the nonrecurring positive impact of R$516 million from the divestment of non-strategic assets in 4Q12 and the negative impact of R$49 million in 4Q13, EBITDA increased by 39% in Brazilian real and 27% in U.S. dollar. This performance is mainly explained by (i) the recovery in thermoplastic resins spreads in the international market, and (ii) the tax relief on raw material purchases.

In 2013, Braskem’s consolidated EBITDA was R$4.8 billion, up 22% from 2012, with EBITDA margin excluding naphtha resales of 12.3%. In U.S. dollar terms, EBITDA increased 11% to US$2.2 billion. The main factors contributing to this performance were (i) the higher domestic sales volume of thermoplastic resins; (ii) the recovery in thermoplastic resin and basic petrochemical spreads in the international market, which increased 28% and 12%, respectively; (iii) the PIS and COFINS tax relief on raw material purchases; and (iv) the 10% appreciation in the U.S. dollar  in the period.  Excluding the nonrecurring effects, Braskem’s EBITDA grew 57% in Brazilian real and 43% in U.S. Dollar in 2013.

▶  Net Financial Result

In 4Q13, the net financial result was an expense of R$467 million, compared to the expense of R$536 million in the prior quarter.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the accounting financial result. On December 31, 2013, this exposure was formed (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company’s believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1st, part of its dollar-denominated liabilities as hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38. As a result, the exchange variation from these liabilities, which amount to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such exports occur, which enables the simultaneous recognition of the impact from currency variation on both liabilities and exports.

	US$ million	R$ million
Operations designated for hedge	6,757	15,829
(a) Exchange variation on liabilities designated as hedge		2,304
(b) Tax and Social Contribution		(784)
Amount recorded in shareholders' equity (a) – (b)		1,520

In 4Q13, the effect from the 5% appreciation in the U.S. dollar3 on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$45 million.

It is important to mention that in both cases this effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.5 years (up from 15 years). The portion of debt denominated in U.S. dollar has an average term of around 21 years.

If hedge accounting had not been adopted, exchange variation would have generated a negative impact on the net financial result of R$2.0 billion and Braskem would have recorded a net loss of R$1.0 billion in 2013.

	2013
R$ million	With Hedge	Without Hedge
Exchange Variation	255	(2,049)
Net Financial Result	(1,776)	(4,080)
Net Profit (loss)	507	(1,013)

Excluding the effects of exchange and monetary variation, the net financial result in 4Q13 was an expense of R$452 million, decreasing by R$24 million from the prior quarter. Compared to 4Q12, the net financial result increased by R$148 million.

On the same basis, the net financial result in 2013 was an expense of R$1,755 million, increasing R$274 million from the prior year, which is mainly explained by (i) the increase in the line interest expenses, reflecting the hikes in the Selic basic interest rate, which influences the main indexer for BRL-denominated debt; (ii) the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo; and (iii) the application of the accounting rule for adjustment to present value due to the change in the payment term for raw materials acquired in the domestic market to 90 days as of 2Q12.

The following table shows the composition of Braskem’s net financial result.

[3] On December 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.3426/US$1.00.

R$ million	4Q13	3Q13	4Q12	2013	2012
Financial Expenses	(750)	(574)	(739)	(2,549)	(3,926)
Interest Expenses	(292)	(307)	(201)	(1,122)	(973)
Monetary Variation (MV)	(71)	(82)	(60)	(300)	(275)
Foreign Exchange Variation (FX)	(117)	82	(277)	(79)	(1,899)
Net Interest on Fiscal Provisions	(35)	(34)	(46)	(174)	(208)
Others	(235)	(233)	(155)	(875)	(571)
Financial Revenue	282	38	177	773	532
Interest	96	53	69	226	191
Monetary Variation (MV)	10	6	11	24	41
Foreign Exchange Variation (FX)	162	(66)	68	333	220
Net Interest on Fiscal Credits	(13)	29	2	56	30
Others	28	16	27	134	51
Net Financial Result	(467)	(536)	(562)	(1,776)	(3,394)
R$ million	4Q13	3Q13	4Q12	2013	2012
Net Financial Result	(467)	(536)	(562)	(1,776)	(3,394)
Foreign Exchange Variation (FX)	45	16	(209)	255	(1,679)
Monetary Variation (MV)	(60)	(76)	(49)	(276)	(234)
Net Financial Result Excluding FX and MV	(452)	(476)	(304)	(1,755)	(1,481)

▶  Net Income / Loss

Braskem recorded net income of R$15 million in 4Q13 and of R$507 million in fiscal year 2013. In both cases, the result benefitted from the improvement in operating performance. As mentioned above, to better reflect the effects of exchange variation on the profit and loss, Braskem adopted hedge accounting as of May 1st. Note that if the Company had not adopted this practice, it would have registered a net loss of R$1.0 billion.

Dividends

Based on this result, Braskem's Management is proposing to the Annual Shareholders’ Meeting to be held on March 26, 2014, the distribution of dividends in the aggregate amount of R$483 million (see Note 29 – Shareholders’ Equity – items (g) Dividends proposed and appropriation of profit and (g.1) Profit or loss in 2013 and proposed dividends).

▶  Capital Structure and Liquidity

On December 31, 2013, Braskem's consolidated gross debt stood at US$9,972 million. This amount includes the financing for the Mexico project of US$2,031 million that was received by the subsidiary Braskem-Idesa. The first installment of US$1,484 million was received on July 24, 2013, and the second installment of US$547 million was received on November 6, 2013. Since this investment was made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing  the Company's debt this project will not be included.

In this context, Braskem's consolidated gross debt stood at US$7,941 million, down 3% from the balance on September 30, 2013. In Brazilian real, gross debt increased by 2%, reflecting the impact from U.S. dollar appreciation of 5%4 in the period. At the end of the period, 70% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,551 million, in line with the previous quarter. In line with its strategy to maintain high liquidity and safeguard its financial health, the Company maintains three  stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

As a result, Braskem's net debt in U.S. dollar decreased by 3% to US$6,390 million. In Brazilian real, net debt grew by 2%. The percentage of net debt denominated in dollar was 75%.

Financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, ended the year at 2.87x, up 5% from the leverage ratio on September 30, 2013, when EBITDA in the last 12 months was positively influenced by the divestment of non-core assets in 4Q12. In Brazilian real, this leverage ratio stood at 3.09x.

On December 31, 2013, the average debt term was 15.5 years, in line with the term at September 30, 2013. Considering only the portion of debt denominated in U.S. dollar, the average debt term was around 20.7 years. The Company's average debt cost on December 31, 2013 was 6.25% in U.S. dollar and 9.04% in Brazilian real, compared to 6.24% and 9.01%, respectively, in the previous quarter.

The following charts show Braskem’s gross debt by category and indexer.

4 On December 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.3426/US$1.00.

The following chart shows the company's amortization schedule as of December 31, 2013.

Only 7% of the company’s total debt matures in 2014, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 32 months. Considering the deadline for withdrawing the stand-by credit facilities, this coverage is 35 months.

Consistent with the strategy to lengthen its maturity profile, Braskem issued US$500 million in bonds due in February 2024 with a coupon of 6.45% p.y.. The proceeds were used exclusively in an offering to repurchase shorter-term bonds. Of the total available in the market, Braskem repurchased (i) 36% of the senior notes due in 2017 with coupon of 8.00% p.a.; (ii) 54% of the senior notes due in 2018 with coupon of 7.25% p.a.; and (iii) 22% of the senior notes due in 2020 with coupon of 7.00% p.a.

CAPITAL EXPENDITURE:

Maintaining its strategy of making investments with returns above the cost of capital, in 2013, Braskem made investments (excluding capitalized interest) of R$2,722 million, which was 21% above the initial estimate. The deviation in relation to the initially planned amount is explained primarily by the Mexico project. The main factors were:

(i) the advance of a portion of the disbursement due to the arrival and assembly of large pieces of equipment at the site;

(ii) the delay by the Mexican government in the process to refund the value-added tax levied on equipment purchases;

(iii) the exchange-variation effects on the translation of amounts invested in U.S. dollar into Brazilian real, which is the Company's functional currency.

It is important to note that Braskem is committed to its financial discipline, with this deviation in relation to the initially budgeted amount not reflecting any cost increases in the project's total investment.

To maintain the reliability and high level of efficiency of its assets, Braskem spent R$1,354 million on maintenance, which included the expenses with the scheduled maintenance shutdown at Camaçari in 4Q13.

For 2014, total investment is estimated at R$2.7 billion, of which (i) 25% will be allocated to building the new petrochemical complex in Mexico; and (ii) 60% will be allocated to the maintenance, productivity improvements and reliability of its assets, which include the scheduled maintenance shutdowns at the Rio Grande do Sul and São Paulo crackers. The remainder will be allocated to other ongoing projects, such as the conversion of one of the polyethylene production lines in Bahia to increase its capacity to produce metallocene-based LLDPE; the studies related to COMPERJ and to the production, in Camaçari, Bahia, of styrenics specialties and copolymers of acrylonitrile butadiene styrene (ABS) and styrene-acrylonitrile (SAN); and the conclusion of construction on the pipeline that will supply propylene to the acrylics complex in Bahia.

ACQUISITION OF SOLVAY INDUPA:

In December, Braskem entered into a contract with Solvay Argentina S.A. (“Solvay Argentina") for the acquisition of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C (“Solvay Indupa”) for US$0.085 per share.

Solvay Indupa, a PVC and Caustic Soda producer, owns two integrated industrial facilities that enjoy privileged geographic positions close to major consumer markets, which are located in:

(i)            Santo André, São Paulo, with the capacity to produce 300 kton of PVC and 170 kton of Caustic Soda;

(ii)           and Bahía Blanca in the Province of Buenos Aires, with the capacity to produce 240 kton of PVC and 180 kton of caustic soda.

To Braskem, the leading producer of thermoplastic resins in the Americas, the acquisition aims to strengthen its vinyls business and the vinyls chain in Brazil and Argentina, given the growing demand in the region for PVC and Caustic Soda. With this acquisition, which is still subject to approval by the antitrust authorities of both countries, Braskem expands its annual production capacity to 1,250 kton of PVC and 890 kton of caustic soda.

PROJECT PIPELINE:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock matrix and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment	Cumulative through Dec/13	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn5	~US$2.5 bn

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

•         Earthmoving works concluded.

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

•         The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o  Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$ 300 million.

•         Construction: in 4Q13, the project reached 58% physical completion. Start of electro-mechanical assembly of: (i) the power-generating unit, with the arrival of the steam-generating boilers; and (ii) the transformers of the complex’s main power substation. Over 330 pieces of equipment and 38,000 tons of material have already been delivered to the site, and around 400 people have been hired for the future industrial operation.

•         First disbursement of the Project Finance installment in in the amount of US$1,484 million on July 24. Second disbursement in the amount of US$547 million on November 6.

•         Priorities for 2014:

o    Receiving the remaining materials and equipment to complete the works, such as gas and steam turbines for power generation, pumps, compressors, pressure vessels and transformers;

o    Expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands;

o    Training and development of the Team Members who will run the future industrial operation.

5 The project's fixed investment (capital expenditure) is estimated at US$3.2 billion. The total investment of US$ 4.5 billion includes the project's capex, working capital requirements and interest payments.

Comperj Rio de Janeiro, Brazil	n/a	To be determined	• The project, which is still in the study phase, aims to meet the growing demand in Brazil, add value to the country’s natural resources and support its industrialization process.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   VISIO Program

Braskem continues to make progress in its commitment to develop Brazil’s plastics chain and create value for its Clients. Some of the highlights in the quarter follow:

The Company was contacted by Natura, which aimed to find a partner company capable of developing an exclusive packaging for its line of hair care products. Braskem intermediated the partnership with one of its clients, Grupo Albea.

In Alagoas, Braskem launched a competition for the development of a house made primarily from PVC. After the competition, model homes will be built in partnership with Royal do Brasil, a Braskem’s client specialized in PVC construction systems. The initiative introduces Braskem clients to new markets while promoting innovation in the plastics manufacturing industry.

Braskem joined the forces of three of its clients (Electro Plastic, Roma and Tropical Estufa) for the development of a pilot greenhouse for drying cocoa beans. The model, which costs 60% less than a traditional greenhouse and operates on solar power, was presented to cocoa bean producers during an event organized by the Company in the state of Bahia.

▶   Innovation Pipeline

Polypropylene for the outdoor furniture segment:in order to respond to new market needs, Braskem improved a PP resin to obtain increased stiffness and impact resistance compared to the previous model. The new product prevents process losses for Clients, since it better meets the mechanical performance requirements demanded by the application.

Polyethylenes for water and sewer pipes:The portfolio of resins for pressure pipes was expanded with the launch of two new resins with higher resistance and that meet the requirements demanded by the market.

OUTLOOK:

The improvement in the economy of developed countries led the International Monetary Fund (IMF) to revise upward to 3.7% its forecast for world GDP growth in 2014. The United States and the euro zone are expected to maintain their recovery path, while the Chinese economy, despite its slower growth pace than in previous years, continues to grow at a rate above 7%. The risk in this scenario continues to be associated with the fragility of the financial systems of certain countries caused by high debt levels and its impacts on the recovery in mature markets and on growth in developing countries.

In the case of Brazil, the GDP growth forecast for this year was revised downwards to 2.3%. The main factors are expectations of weaker domestic consumer spending due to scarcer credit and a lower consumer confidence.

However, the federal government has pursued economic stimulus measures and, with the expiration of certain stimulus programs implemented in 2012-13, it launched, in October 2013, the “Minha Casa Melhor” a program that provides credit to consumers for purchasing home electronics and appliances and furniture.

For the petrochemical industry, geopolitical issues in Iran, Siria and Libya should continue to affect the supply and oil prices. The growth in U.S. oil production following the advances made in technological processes for its extraction will also be an important factor in this dynamic. Naphtha, the main feedstock used by the petrochemical industry, should continue to follow this volatility. However, the improvement in the world economy is expected to have a positive impact on demand and on the recovery in industry profitability.

In this scenario, Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing operational efficiency by maintaining high capacity utilization rates; (v) continuing to make progress on the construction of the greenfield project in Mexico known as Ethylene XXI; (vi) pursuing opportunities in Brazil based on the processing of natural gas from the country's pre-salt oil deposits and in the U.S. petrochemical market based on the competitive advantages of shale gas; and (vii) maintaining the Company’s financial health and cost discipline.

On the operational front, two maintenance shutdowns have been scheduled in the Rio Grande do Sul and São Paulo crackers for March and September, respectively. Production planning for the year should partially offset the months of these maintenance shutdowns, with capacity utilization at Braskem’s crackers expected to remain at around 90%.

Braskem follows with its commitment to growth and sustainable development, and will continue to act proactively in search of opportunities, aiming to create value to its Clients, Shareholders and all stakeholders, withouth loosing focus in its financial health.

NOTE:

(i) On December 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.3426/US$1.00.

UPCOMING EVENTS:

INVESTOR RELATIONS TEAM:

Roberta Varella	Fernando T. de Campos
Head of IR	IR Coordinator
Tel: +55 (11) 3576-9266	Tel: +55 (11) 3576-9479
roberta.varella@braskem.com	fernando.campos@braskem.com

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Tel: +55 (11) 3576-9615	Tel: +55 (11) 3576-9010
daniela.castro@braskem.com	pedro.gomes@braskem.com

www.braskem.com.br/ir

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement

(R$ million)

Income Statement	4Q13	3Q13	4Q12	Change (%)	Change (%)	2013	2012	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	13,365	12,254	11,159	9%	20%	47,770	42,982	11%
Net Revenue	11,446	10,700	9,410	7%	22%	40,969	36,160	13%
Cost of Good Sold	(10,028)	(9,006)	(8,377)	11%	20%	(35,821)	(32,709)	10%
Gross Profit	1,417	1,694	1,033	-16%	37%	5,149	3,451	49%
Selling Expenses	(272)	(242)	(281)	12%	-3%	(1,001)	(990)	1%
General and Administrative Expenses	(378)	(300)	(299)	26%	26%	(1,194)	(1,177)	1%
Other Net Operating Income (expenses)	(111)	(46)	44	-	-	(211)	333	-
Investment in Subsidiary and Associated Companies	(2)	1	13	-	-	(3)	(26)	-88%
Operating Profit Before Financial Result	655	1,108	510	-41%	29%	2,740	1,591	72%
Net Financial Result	(467)	(536)	(610)	-13%	-23%	(1,776)	(3,394)	-48%
Profit (loss) Before Tax and Social Contribution	188	573	(100)	-67%	-	964	(1,803)	-
Income Tax / Social Contribution	(173)	(179)	109	-3%	-	(457)	783	-
Discontinued operations result	-	-	266	-	-	-	282	-
Net Profit (loss)	15	394	275	-96%	43%	507	(738)	-
Earnings (loss) Per Share	0.03	0.49	0.35	-94%	40%	0.64	(0.92)	-

Note: with the decision to maintain the investments in Quantiq, Braskem’s consolidated result reflects the consolidation of its result in 4Q13 and 2013 and the restatement of its quarterly and annual financial statements.

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	4Q13	3Q13	4Q12	Change (%)	Change (%)	2013	2012	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Net Profit	15	394	275	-96%	-95%	507	(738)	-
Income Tax / Social Contribution	173	179	(109)	-3%	-	457	(783)	-
Financial Result	467	536	610	-13%	-23%	1,776	3,394	-48%
Depreciation, amortization and depletion	545	544	488	0%	12%	2,056	1,924	7%
Cost	468	475	437	-1%	7%	1,832	1,733	6%
Expenses	76	69	50	11%	52%	224	191	17%
Basic EBITDA	1,200	1,652	1,263	-27%	-5%	4,796	3,797	26%
Provisions for the impairment of long-lived assets (i)	(27)	(0)	2	-	-	13	(10)	-
Adjustments in discontinued operations result (ii)	-	-	(13)	-	-	-	26	-
Results from equity investments (iii)	2	(1)	147	-	-99%	3	146	-98%
Adjusted EBITDA	1,175	1,650	1,399	-29%	-16%	4,813	3,958	22%
EBITDA Margin	10.3%	15.4%	14.9%	-5.2 p.p.	-4.6 p.p.	11.7%	10.9%	0.8 p.p.

(i)             Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii)           Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2013 (A)	09/30/2013 (B)
Current	14,997	14,268
Cash and Cash Equivalents	4,336	3,855
Marketable Securities/Held for Trading	87	62
Accounts Receivable	2,811	2,634
Inventories	5,034	4,897
Recoverable Taxes	2,237	1,710
Other Receivables	456	833
Non Current Assets Held for Sale	38	278
Non Current	33,349	31,517
Marketable Securities/ Held-to-Maturity	21	32
Compulsory Deposits and Escrow Accounts	210	183
Accounts Receivable	341	383
Deferred Income Tax and Social Contribution	2,654	2,480
Taxes Recoverable	1,286	1,395
Related Parties	134	132
Insurance claims	139	67
Investories	117	0
Investments	122	120
Property, Plant and Equipament	25,414	23,815
Intangible Assets	2,913	2,910
Total Assets	48,346	45,785

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2013 (A)	09/30/2013 (B)
Current	13,595	13,939
Suppliers	10,422	9,715
Financing/Debentures	1,249	2,492
Project Finance	26	16
Financial Opperations	95	116
Salary and Payroll Charges	491	459
Dividends and Interest on Equity	132	4
Taxes Payable	445	398
Advances from Customers	297	274
Sundry Provisions	106	52
Post-employment Benefit	158	188
Other Payable	174	115
Non Current Liabilities Held for Sale	0	110
Non Current	27,070	23,671
Financing/Debentures	17,354	15,671
Project Finance	4,706	3,284
Deferred Income Tax and Social Contribution	2,394	2,255
Taxes Payable	903	1,006
Sundry Provisions	450	378
Advances from Customers	153	163
Other Payable	662	505
Others	449	409
Shareholders' Equity	7,681	8,175
Capital	8,043	8,043
Capital Reserve	232	232
Profit Reserves	410	0
Treasury Shares	(49)	(49)
Other Comprehensive Income*	(1,093)	(685)
Retained Earnings (losses)	-	507
Non Controlling Interest	137	127
Total Liabilities and Shareholders' Equity	48,346	45,785

* Includes exchange variation from the liabilities designated for export hedge accounting (Note 20.2.1 to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	4Q13	3Q13	4Q12	2013	2012
Profit (loss) Before Income Tax and Social Contribution	188	573	305	964	(1,378)
Adjust for Net Income Restatement
Depreciation and Amortization	545	544	488	2,056	1,924
Equity Result	2	(1)	(13)	3	26
Interest, Monetary and Exchange Variation, Net	484	346	429	1,342	2,443
Others	(2)	(33)	305	9	294
Cash Generation before Working Capital	1,215	1,428	1,514	4,374	3,309
Operating Working Capital Variation
Market Securities	(21)	18	64	98	17
Account Receivable	(118)	(292)	75	(493)	(625)
Recoverable Taxes	(391)	41	35	(448)	(459)
Inventories	(156)	(502)	(274)	(927)	(566)
Advanced Expenses	32	39	3	(9)	50
Other Account Receivables	67	(81)	(457)	(27)	(529)
Suppliers	356	(151)	(12)	743	2,166
Advances from Customers/Long-Term Incentives	11	(207)	121	5	201
Taxes Payable	9	(127)	(151)	(127)	(431)
Other Account Payables	207	(263)	48	309	389
Other Provisions	125	57	77	140	94
Operating Cash Flow	1,335	(40)	1,043	3,636	3,616
Interest Paid	(339)	(272)	(481)	(1,124)	(1,007)
Income Tax and Social Contribution	(11)	(9)	(8)	(55)	(37)
Net Cash provided by operating activities	985	(321)	553	2,458	2,572
Proceeds from the sale of fixed assets	1	1	110	3	116
Proceeds from the capital reduction of associates	303	154	-	690	-
Additions to Investment	(0)	-	-	(0)	-
Additions to Fixed Assets	(1,735)	(1,772)	(942)	(5,656)	(2,793)
Additions to Intangible Assets	(13)	(4)	(8)	(26)	(16)
Effect of incorporation (discontinuation) of associates cash	10	-	(141)	10	(141)
Financial Assets Held to Maturity	16	(10)	6	26	(0)
Cash used in Investing Activities	(1,419)	(1,631)	(975)	(4,954)	(2,834)
Obtained Borrowings	2,147	4,147	1,070	10,879	6,666
Payment of Borrowings	(1,125)	(1,794)	(407)	(7,301)	(5,493)
Repurchase of Shares	-	-	-	-	(37)
Dividends	(0)	(0)	(482)	(0)	(482)
Non-controlling interests	3	-	(38)	36	(20)
Cash used in Financing Activities	1,025	2,353	142	3,614	634
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(111)	53	(2)	(70)	(36)
Increase (decrease) in Cash and Cash Equivalents	481	455	(281)	1,048	335
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,855	3,400	3,569	3,288	2,952
Cash and Cash Equivalents at The End of The Year	4,336	3,855	3,288	4,336	3,288
Increase (Decrease) in Cash and Cash Equivalents	481	455	(281)	1,048	335

Note: as a result of Management's decision to maintain the investments in Quantiq, Braskem’s consolidated result reflects the consolidation of Quantiq's result in 4Q13 and 2013 and the restatement of its 2012 quarterly and annual financial statements.

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Polyolefins
PE's	656,359	637,216	666,380	579,520	632,257	658,317	661,780	627,936
PP	431,401	379,643	440,753	394,822	436,029	397,996	406,989	386,128
Vinyls
PVC	114,950	110,629	140,595	131,192	146,877	146,676	129,546	159,480
Caustic Soda	116,142	99,083	126,430	108,934	115,321	110,585	109,108	102,319
Chlorine	15,103	11,641	13,793	12,515	11,404	7,923	10,192	12,060
Basic Petrochemicals
Ethylene	870,154	819,825	868,891	770,887	835,531	875,943	865,868	795,483
Propylene	377,083	363,951	390,155	341,299	372,137	392,251	392,956	348,251
Benzene	212,173	196,181	211,096	184,735	215,095	210,225	204,750	195,315
Butadiene	78,132	75,927	106,597	95,047	100,850	104,759	88,129	96,116
Toluene	43,677	32,637	46,443	42,122	41,742	49,836	57,978	51,853
Fuel (m³)	204,444	199,333	205,932	210,297	221,317	225,235	242,856	244,282
Paraxylene	44,630	45,458	49,050	45,660	44,930	47,527	30,437	3,287
Orthoxylene	24,458	22,924	24,590	20,685	22,592	19,196	16,166	6,903
Butene 1	10,910	10,078	15,067	9,651	11,380	13,556	15,106	11,179
ETBE/ MTBE	71,525	59,017	78,890	76,818	78,403	81,981	77,561	68,686
Mixed Xylene	19,694	21,955	27,580	16,739	15,840	21,060	16,264	35,503
Cumene	63,697	63,804	64,406	54,335	73,138	43,145	57,809	55,593
Polybutene	5,222	6,317	6,010	3,495	9,778	1,240	5,936	6,032
LPG	11,170	6,892	4,533	2,870	6,533	8,299	6,940	7,701
Aromatic Residue	31,838	30,566	33,821	25,972	34,795	37,226	41,710	35,077
Petrochemical Resins	3,918	3,863	3,304	3,112	2,599	3,670	3,740	3,868
United States and Europe
PP	439,216	427,039	448,500	441,978	427,757	456,650	438,160	463,372

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Polyolefins
PE's	407,701	390,042	458,669	411,759	438,717	455,612	436,403	434,930
PP	307,476	275,205	338,208	312,449	315,724	331,733	316,629	304,841
Vinyls
PVC	131,017	133,053	154,004	142,850	166,216	159,528	145,202	165,561
Caustic Soda	113,673	113,551	114,575	122,253	119,469	112,337	125,688	111,271
Chlorine	12,939	13,387	13,620	12,436	11,821	11,983	16,734	14,810
Basic Petrochemicals
Ethylene	136,402	123,285	138,874	122,727	130,854	131,634	136,720	132,589
Propylene	60,943	46,801	57,302	52,505	54,807	47,405	56,602	51,056
Benzene	109,729	112,832	116,921	108,836	101,778	110,930	121,229	116,572
Butadiene	57,903	59,727	56,748	44,626	57,460	49,130	50,815	53,349
Toluene	32,797	29,939	26,679	12,406	8,638	11,979	11,222	11,511
Fuel (m³)	172,452	179,039	176,205	212,079	137,310	133,891	140,980	161,102
Paraxylene	-	-	4,989	11,951	2,997	23,745	32,605	2,409
Orthoxylene	23,196	20,962	24,128	18,086	21,050	20,841	18,980	7,022
Mixed Xylene	24,785	22,267	25,045	17,984	14,504	17,239	14,809	16,281
Cumene	67,042	58,853	62,482	62,312	64,817	52,592	57,286	59,418
Polybutene	2,364	3,310	2,439	2,592	2,244	3,001	3,276	2,386
LPG	13,242	8,019	6,957	4,612	8,194	8,239	6,690	8,241
Aromatic Residue	45,195	28,000	37,554	27,467	36,036	37,547	38,957	33,537
Petrochemical Resins	2,326	2,581	2,075	2,217	2,238	2,479	2,676	2,394

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Polyolefins
PE's	230,155	227,230	233,607	170,843	174,247	189,692	210,338	203,774
PP	101,740	103,022	117,655	93,077	66,110	72,820	93,475	79,495
Basic Petrochemicals Unit
Propylene	46,216	36,796	60,847	43,885	40,288	54,582	43,902	40,396
Benzene	36,404	47,893	35,732	48,876	40,222	63,380	66,147	36,411
Butadiene	15,699	11,807	55,047	55,443	40,777	48,741	39,507	41,985
Toluene	9,239	6,479	10,748	40,413	24,821	31,621	38,947	44,239
Fuel (m³)	15,393	38,113	15,822	15,661	66,774	103,664	95,586	86,946
Paraxylene	36,572	44,526	46,546	38,601	31,395	25,559	9,895	-
Butene 1	1,009	2,040	-	1,499	-	3,175	1,680	40
ETBE/ MTBE	62,838	54,312	83,342	89,063	61,689	81,480	76,788	70,324
Mixed Xylene	239	133	80	556	451	5,497	482	14,587
Polybutene	3,292	3,364	3,050	3,475	3,829	3,802	3,313	3,620
United States and Europe
PP	428,042	420,768	451,723	443,571	430,872	464,893	432,208	462,719

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13

Polyolefins
Domestic Market	2,347	2,400	2,881	2,809	3,034	3,160	3,293	3,361
Export Market	921	1,080	1,109	911	824	911	1,179	1,183

Vinyls
Domestic Market	439	467	535	542	636	614	628	671
Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	496	513	518	481	586	508	638	575
Butadiene	283	341	228	182	208	183	132	141
Cumene	142	160	172	172	199	163	180	189
BTX	343	398	456	426	407	468	546	400
Others	380	376	418	421	345	347	387	395
Export Market
Ethylene/Propylene	121	101	148	124	125	148	159	136
Butadiene	99	71	232	207	148	156	92	135
BTX	212	255	260	378	278	337	325	213
Others	190	245	301	283	315	428	430	378
United States and Europe	1,301	1,432	1,314	1,416	1,606	1,565	1,732	1,846

Resale*	653	678	521	565	409	314	659	859
Quantiq	193	224	250	222	-	-	-	880

Others¹	84	372	90	270	177	225	320	84
Total	8,203	9,115	9,433	9,410	9,296	9,528	10,700	11,446
*Naphta, condensate and crude oil [1]Includes pre-marketing activity in Mexico

EXHIBIT IX

Consolidated Income Statement - Quantiq

(R$ million)

Quantiq - Income Statement CONSOLIDATED	2013
Gross Revenue	1,180
Net Revenue	880
Cost of Good Sold	(749)
Gross Profit	131
Selling Expenses	(21)
General and Administrative Expenses	(76)
Other Net Operating Income (expenses)	(7)
Investment in Subsidiary and Associated Companies	-
Operating Profit Before Financial Result	27
Net Financial Result	(11)
Profit (loss) Before Tax and Social Contribution	16
Income Tax / Social Contribution	(0)
Net Profit (loss)	16

EXHIBIT X

EBITDA Calculation - Quantiq

(R$ million)

Quantiq - EBITDA Statement CONSOLIDATED	2013
Net Profit	16
Income Tax / Social Contribution	0
Financial Result	11
Depreciation, amortization and depletion	7
Cost	-
Expenses	7
Basic EBITDA	35
Provisions for the impairment of long-lived assets (i)	-
Adjustments in discontinued operations result (ii)	-
Results from equity investments (iii)	-
Adjusted EBITDA	35
EBITDA Margin	3.9%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.